Exhibit 99.3
Cameco Corporation
Consolidated Financial Statements
March 31, 2010

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended
	Mar 31/10	Mar 31/09

Financial (in millions)
Revenue	$485	$493
Net earnings	142	82
Adjusted net earnings	111	103
Cash provided by operations	133	180
Working capital (end of period)	1,868	1,118
Net debt to capitalization	(6%)	16%

Per common share
Net earnings — Basic	$0.36	$0.22
- Diluted	0.36	0.22
- Diluted, adjusted	0.28	0.27
Dividend	0.07	0.06

Weighted average number of paid common shares outstanding (in thousands)	392,876	373,739

Uranium price information
Average uranium spot price for the period (US$/lb)	$41.79	$44.67
Average uranium realized price for the period (US$/lb)	42.34	36.71
Average uranium realized price for the period (Cdn$/lb)	45.79	46.72

Sales volumes
Uranium (in thousands lbs U3O8)	6,591	7,065
Fuel services (tU)	2,226	1,912
Electricity (TWh)	2.2	2.1
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco's	Three Months Ended
Cameco Production	Share	Mar 31/10	Mar 31/09

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,698	3,611
Rabbit Lake	100.0%	1,014	464
Crow Butte	100.0%	179	173
Smith Ranch Highland	100.0%	521	402
Inkai	60.0%	719	107

Total		6,131	4,757

Fuel services (tU) (i)	100.0%	4,812	2,122

(i)	Includes toll conversion supplied by Springfield Fuels Ltd.

Cameco Corporation Consolidated Statements of Earnings (Unaudited) ($Cdn Thousands)	(Recast note 12)

	Three Months Ended
	Mar 31/10	Mar 31/09

Revenue from
Products and services	$484,716	$492,997

Expenses
Products and services sold	251,533	283,743
Depreciation, depletion and reclamation	53,286	48,645
Administration [note 10]	31,456	30,727
Exploration	15,167	10,232
Research and development	688	1,132
Interest and other [note 7]	3,801	13,038
(Gains) losses on derivatives [note 4]	(42,626)	28,938
Cigar Lake remediation	2,712	5,504
Loss (gain) on sale of assets	234	(206)

	316,251	421,753

Earnings from continuing operations	168,465	71,244
Other expense	(1,857)	(13,654)

Earnings before income taxes and minority interest	166,608	57,590
Income tax expense (recovery) [note 8]	25,100	(20,591)
Minority interest	(885)	(270)

Earnings from continuing operations	142,393	78,451
Earnings from discontinued operations [note 12]	—	3,292

Net earnings	$142,393	$81,743

Net earnings per share [note 9]
Basic
Continuing operations	$0.36	$0.21
Discontinued operations	0.00	0.01

	$0.36	$0.22

Diluted
Continuing operations	$0.36	$0.21
Discontinued operations	0.00	0.01

	$0.36	$0.22

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
($Cdn Thousands)

	As At
	Mar 31/10	Dec 31/09

Assets
Current assets
Cash and cash equivalents	$357,770	$1,101,229
Short-term investments	960,397	202,836
Accounts receivable	314,193	453,622
Inventories [note 3]	468,360	453,224
Supplies and prepaid expenses	146,622	162,105
Current portion of long-term receivables, investments and other [note 5]	154,960	154,725

	2,402,302	2,527,741

Property, plant and equipment	4,080,254	4,068,103
Intangible assets	96,970	97,713
Long-term receivables, investments and other [note 5]	656,497	648,545
Future income tax assets	34,185	33,017

	4,867,906	4,847,378

Total assets	$7,270,208	$7,375,119

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities [note 8]	$315,689	$534,664
Short-term debt	74,489	76,762
Dividends payable	27,508	23,570
Current portion of long-term debt	11,976	11,629
Current portion of other liabilities	43,885	29,297
Future income tax liabilities	60,933	87,135

	534,480	763,057

Long-term debt	949,883	952,853
Provision for reclamation	297,102	296,896
Other liabilities	201,117	187,072
Future income tax liabilities	188,573	167,373

	2,171,155	2,367,251

Minority interest	162,652	164,040

Shareholders’ equity
Share capital	1,514,172	1,512,461
Contributed surplus	136,373	131,577
Retained earnings	3,273,391	3,158,506
Accumulated other comprehensive income	12,465	41,284

	4,936,401	4,843,828

Total liabilities and shareholders’ equity	$7,270,208	$7,375,119

Commitments and contingencies [notes 8,13]
See accompanying notes to consolidated financial statements

Cameco Corporation Consolidated Statements of Shareholders’ Equity (Unaudited) ($Cdn Thousands)	(Recast note 12)

	Three Months Ended
	Mar 31/10	Mar 31/09

Share capital

Balance at beginning of period	$1,512,461	$1,062,714
Stock option plan	1,711	383
Equity issuance [note 6]	—	445,532

Balance at end of period	$1,514,172	$1,508,629

Contributed surplus

Balance at beginning of period	$131,577	$131,858
Stock-based compensation	4,796	4,158

Balance at end of period	$136,373	$136,016

Retained earnings

Balance at beginning of period	$3,158,506	$2,153,315
Net earnings	142,393	81,743
Dividends on common shares	(27,508)	(23,546)

Balance at end of period	$3,273,391	$2,211,512

Accumulated other comprehensive income (loss)

Balance at beginning of period	$41,284	$165,736
Other comprehensive income	(28,819)	47,890

Balance at end of period	$12,465	$213,626

Total retained earnings and accumulated other comprehensive income	$3,285,856	$2,425,138

Shareholders’ equity at end of period	$4,936,401	$4,069,783

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Comprehensive Income

(Unaudited)	(Recast
($Cdn Thousands)	note 12)

	Three Months Ended
	Mar 31/10	Mar 31/09

Net earnings	$142,393	$81,743
Other comprehensive income (loss), net of taxes [note 8]
Unrealized foreign currency translation (losses) gains	(27,381)	23,514
Gains on derivatives designated as cash flow hedges	15,768	46,300
Gains on derivatives designated as cash flow hedges transferred to net earnings	(15,462)	(22,693)
Unrealized gains on available-for-sale securities	883	769
Gains on available-for-sale securities transferred to net earnings	(2,627)	—

Other comprehensive income	(28,819)	47,890

Total comprehensive income	$113,574	$129,633

Cameco Corporation
Consolidated Statement of Accumulated Other Comprehensive Income
(Unaudited)
($Cdn Thousands)

	Currency
	Translation	Cash Flow	Available-For-
(net of related income taxes)[note 8]	Adjustment	Hedges	Sale Assets	Total

Balance at December 31, 2009	($50,397)	$89,456	$2,225	$41,284
Unrealized foreign currency translation losses	(27,381)	—	—	(27,381)
Gains on derivatives designated as cash flow hedges	—	15,768	—	15,768
Gains on derivatives designated as cash flow hedges transferred to net earnings	—	(15,462)	—	(15,462)
Unrealized gains on available-for-sale securities	—	—	883	883
Gains on available-for-sale securities transferred to net earnings	—	—	(2,627)	(2,627)

Balance at March 31, 2010	($77,778)	$89,762	$ 481	$12,465

Balance at December 31, 2008	$65,342	$101,654	($1,260)	$165,736
Unrealized foreign currency translation gains	23,514	—	—	23,514
Gains on derivatives designated as cash flow hedges	—	46,300	—	46,300
Gains on derivatives designated as cash flow hedges transferred to net earnings	—	(22,693)	—	(22,693)
Unrealized gains on available-for-sale securities	—	—	769	769

Balance at March 31, 2009	$88,856	$125,261	($491)	$213,626

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows

(Unaudited)
($Cdn Thousands)	(Recast
note 12)

	Three Months Ended
	Mar 31/10	Mar 31/09

Operating activities
Net earnings	$142,393	$81,743
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	53,286	48,645
Provision for future taxes [note 8]	(3,631)	(39,017)
Deferred gains	(6,839)	(10,723)
Unrealized losses (gains) on derivatives	12,432	(12,890)
Unrealized foreign exchange losses	—	11,969
Stock-based compensation [note 10]	4,997	3,710
Loss (gain) on sale of assets	234	(206)
Equity in loss of associated companies	3,862	13,654
Other income	(2,005)	—
Discontinued operations	—	(3,292)
Minority interest	(885)	(270)
Other operating items [note 11]	(70,777)	86,609

Cash provided by operations	133,067	179,932

Investing activities
Additions to property, plant and equipment	(92,274)	(94,090)
Purchase of short-term investments	(757,894)	—
Increase in long-term receivables, investments and other	(6,054)	(9,368)
Proceeds on sale of property, plant and equipment	5,425	2,208

Cash used in investing	(850,797)	(101,250)

Financing activities
Decrease in debt	(3,413)	(101,830)
Increase in debt	—	105
Contributions from minority interests	2,428	—
Issue of shares, net of issue costs [note 6]	—	441,150
Issue of shares, stock option plan	1,511	368
Dividends	(23,571)	(21,943)

Cash provided by (used in) financing	(23,045)	317,850

Increase (decrease) in cash during the period	(740,775)	396,532
Exchange rate changes on foreign currency cash balances	(2,684)	437
Cash and cash equivalents at beginning of period	1,101,229	64,222

Cash and cash equivalents at end of period	$357,770	$461,191

Cash and cash equivalents comprised of:
Cash	$47,561	$37,414
Cash equivalents	310,209	423,777

	$357,770	$461,191

Supplemental cash flow disclosure
Interest paid	$24,417	$14,619
Income taxes paid	$47,760	$44,748

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. Since the interim financial statements do not include all disclosures required by GAAP for annual financial statements, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2009 annual financial review. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.
2.	Future Changes in Accounting Policy
International Financial Reporting Standards (IFRS)
In February 2008, the Accounting Standards Board announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. As a result, Cameco will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at January 1, 2010.
3.	Inventories

	As At
(thousands)	Mar 31/10	Dec 31/09

Uranium
Concentrate	$301,921	$310,893
Broken ore	20,633	18,125

	322,554	329,018

Fuel Services	145,806	124,206

Total	$468,360	$453,224

4.	Derivatives
The following tables summarize the fair value of derivatives and classification on the balance sheet:
As at March 31, 2010

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(4,960)	$42,553	$37,593
Foreign currency contracts	57,539	—	57,539
Cash flow hedges:
Energy and sales contracts	—	67,674	67,674

Net	$52,579	$110,227	$162,806

Classification:
Current portion of long-term receivables, investments and other [note 5]	$56,071	$98,584	$154,655
Long-term receivables, investments and other [note 5]	3,352	66,057	69,409
Current portion of other liabilities	(270)	(29,339)	(29,609)
Other liabilities	(6,574)	(25,075)	(31,649)

Net	$52,579	$110,227	$162,806

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
As at December 31, 2009

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(2,736)	$9,082	$6,346
Foreign currency contracts	67,031	—	67,031
Cash flow hedges:
Energy and sales contracts	—	96,047	96,047

Net	$64,295	$105,129	$169,424

Classification:
Current portion of long-term receivables, investments and other [note 5]	$66,972	$87,439	$154,411
Long-term receivables, investments and other [note 5]	1,460	54,510	55,970
Current portion of other liabilities	(445)	(19,595)	(20,040)
Other liabilities	(3,692)	(17,225)	(20,917)

Net	$64,295	$105,129	$169,424

The following tables summarize different components of the (gains) and losses on derivatives:
For the three months ended March 31, 2010

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$2,305	$213	$2,518
Foreign currency contracts	(47,105)	—	(47,105)
Interest rate contracts	1,614	—	1,614
Cash flow hedges:
Energy and sales contracts	—	347	347

Net	$(43,186)	$560	$(42,626)

For the three months ended March 31, 2009

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(275)	$(948)	$(1,223)
Foreign currency contracts	31,032	63	31,095
Cash flow hedges:
Energy and sales contracts	—	(934)	(934)

Net	$30,757	$(1,819)	$28,938

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $30,400,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.

Over the next 12 months, based on current prices, Cameco expects an estimated $42,500,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
5.	Long-Term Receivables, Investments and Other

	As At
(thousands)	Mar 31/10	Dec 31/09

Bruce A L.P. (BPLP)
Capital lease receivable from BPLP	$94,168	$94,895
Derivatives [note 4]	164,641	141,949
Accrued pension benefit asset	43,937	36,613
Equity accounted investments
Global Laser Enrichment LLC (privately held)	176,728	185,716
UEX Corporation (market value $35,475)	5,858	6,052
Huron Wind (privately held)	3,945	4,002
Minergia S.A.C. (privately held)	4,534	4,551
UFP Investments Inc. (privately held)	2,539	2,617
Available-for-sale securities
Western Uranium Corporation (market value $4,637)	4,637	4,637
GoviEx Uranium (privately held)	23,839	25,214
Derivatives [note 4]	59,423	68,432
Deferred charges
Cost of sales	14,415	14,415
Advances receivable from Inkai JV LLP	143,005	141,149
Accrued pension benefit asset	6,905	7,773
Other	62,883	65,255

	811,457	803,270
Less current portion	(154,960)	(154,725)

Net	$656,497	$648,545

6.	Share Capital
(a)	At March 31, 2010, there were 392,966,565 common shares outstanding.

(b)	Options in respect of 9,303,088 shares are outstanding under the stock option plan and are exercisable up to 2018. For the quarter ended March 31, 2010, 127,832 options were exercised resulting in the issuance of shares (2009 – 70,700).

(c)	On March 5, 2009, Cameco issued 26,666,400 common shares pursuant to a public offering for a total consideration of $459,995,000. The proceeds of the issue after deducting expenses were $445,532,000. Excluding the deferred tax recoveries, our net cash proceeds amounted to $440,150,000 in 2009.
7.	Interest and Other

	Three Months Ended
(thousands)	Mar 31/10	Mar 31/09
| |
Interest on long-term debt	$12,242	$9,897
Interest on short-term debt	448	761
Foreign exchange losses	2,361	10,944
Other charges	1,981	4,664
Interest income	(1,974)	(2,440)
Capitalized interest	(11,257)	(10,788)

Net	$3,801	$13,038

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
8.	Income Tax Expense (Recovery)

	Three Months Ended
(thousands)	Mar 31/10	Mar 31/09

Earnings (loss) before income taxes and minority interest
Canada	$71,378	$(124,158)
Foreign	95,230	181,748

	$166,608	$57,590

Current income taxes
Canada	$23,297	$7,130
Foreign	5,434	11,296

	$28,731	$18,426

Future income taxes (recovery)
Canada	$(2,483)	$(41,435)
Foreign	(1,148)	2,418

	$(3,631)	$(39,017)

Income tax expense (recovery)	$25,100	$(20,591)

At March 31, 2010, current taxes payable in the amount of $11,970,000 (December 31, 2009 - $31,140,000), have been included in accounts payable and accrued liabilities.
In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. In December 2008, CRA issued a notice of reassessment, which increased Cameco’s 2003 Canadian taxable income by approximately $43,000,000 (this reassessment was superseded by a reassessment issued in February 2009 and neither reassessment resulted in more than a nominal amount of cash taxes becoming payable for that year). In December 2009, CRA issued a notice of reassessment for the 2004 tax return, which increased Cameco’s 2004 Canadian taxable income by approximately $108,000,000 (which, again, did not result in more than a nominal amount of cash taxes becoming payable for that year). Cameco believes it is likely that CRA will reassess Cameco’s tax returns for the years 2005 through 2009 on a similar basis.
Late in 2009, CRA’s Transfer Pricing Review Committee decided not to impose a penalty for 2004 based on the documentation that had been submitted by Cameco. This followed the same decision by the Transfer Pricing Review Committee late in 2008 for the 2003 notice of reassessment.
Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco decided to increase its reserve for uncertain tax positions and recognize an income tax expense of $9,000,000 in 2009, bringing the cumulative tax provision related to this matter for the years 2003 through 2009 to $24,000,000. No provisions for penalties or interest have been recorded. We do not expect any cash taxes to be payable due to availability of elective deductions and tax loss carryforwards. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2009 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.
Further to Cameco’s decision to contest CRA’s 2003 reassessment, a Notice of Appeal was filed with the Tax Court of Canada on July 22, 2009 and the litigation process is proceeding. Cameco expects to file a Notice of Appeal for the 2004 reassessment in 2010.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Other comprehensive income (OCI) included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income are presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	Three Months Ended
(thousands)	Mar 31/10	Mar 31/09

Gains on derivatives designated as cash flow hedges	$4,324	$17,102
Gains on derivatives designated as cash flow hedges transferred to net earnings	(6,409)	(8,413)
Unrealized gains on assets available-for-sale	70	120
Gains on assets available-for-sale transferred to net earnings	(410)	—

Total income tax expense (recovery) included in OCI	$(2,425)	$8,809

Accumulated other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statement of accumulated other comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of accumulated other comprehensive income:

	As At
(thousands)	Mar 31/10	Mar 31/09

Gains on derivatives designated as cash flow hedges	$34,902	$45,429
Unrealized gains (losses) on assets available-for-sale	9	(80)

Total income tax expense included in AOCI	$34,911	$45,349

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
9. Per Share Amounts

	Three Months Ended
(thousands)	Mar 31/10	Mar 31/09

Basic earnings per share computation
Net earnings	$142,393	$81,743

Weighted average common shares outstanding	392,876	373,739

Basic earnings per common share	$0.36	$0.22

Diluted earnings per share computation

Net earnings	$142,393	$81,743

Weighted average common shares outstanding	392,876	373,739
Dilutive effect of stock options	1,962	1,409

Weighted average common shares outstanding, assuming dilution	394,838	375,148

Diluted earnings per common share	$0.36	$0.22

For the quarter ended March 31, 2010, excluded from the calculation were 3,208,364 options as their exercise price was greater than the average closing market price (2009 – 4,869,985).
10.	Stock Option Plan
Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.
The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 24,707,961 shares have been issued.
Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the quarter ended March 31, 2010, the amount recorded was $4,997,000 (2009 — $3,727,000).
The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended
	Mar 31/10	Mar 31/09

Number of options granted	1,515,945	1,376,039
Average strike price	$28.90	$19.37
Expected dividend	$0.28	$0.24
Expected volatility	36%	36%
Risk-free interest rate	2.1%	1.6%
Expected life of option	4.2 years	4.0 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$8.46	$5.21

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
11.	Statements of Cash Flows
Other Operating Items

	Three Months Ended
(thousands)	Mar 31/10	Mar 31/09

Accounts receivable	$136,248	$250,180
Inventories	(8,316)	(35,261)
Accounts payable and accrued liabilities	(218,369)	(153,298)
Other	19,660	24,988

Total	$(70,777)	$86,609

12. Restructuring of the Gold Business
The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the consolidated balance sheets. Operating results related to the discontinued operations have been included in earnings from discontinued operations on the consolidated statements of earnings. Comparative period balances have been restated.
(a)	Sale of Centerra Gold Inc.

On December 30, 2009, Cameco completed a public offering of 88,618,472 common shares of Centerra. Concurrent with this offering, Cameco transferred an additional 25,300,000 common shares of Centerra to Kyrgyzaltyn pursuant to the agreement that Cameco entered into with the Government of the Kyrgyz Republic on April 24, 2009. As a result of these two transactions, Cameco has disposed of its entire interest in Centerra.

(b)	Financial Results of Discontinued Operations

The results of the operations of Centerra are presented under “discontinued operations” on the consolidated statements of earnings. The following table presents the components of the discontinued operations amounts, net of future income tax expenses:

	Three Months Ended
(thousands)	Mar 31/10	Mar 31/09

Kyrgyz share transfer	$—	$16,723
Operating earnings	—	(13,431)

Earnings from discontinued operations	$—	$3,292

The following table presents the components of the operating results of Centerra:

	Three Months Ended
(thousands)	Mar 31/10	Mar 31/09

Revenue	$—	$121,602
Expenses
Products and services sold	—	91,908
Depreciation, depletion and reclamation	—	27,641
Exploration	—	6,923
Other	—	6,380

Earnings before income taxes and minority interest	—	(11,250)
Income tax expense	—	13,857
Minority interest	—	(11,676)

Operating earnings	$—	$(13,431)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
13.	Commitments and Contingencies
The following represent the material legal claims against the company and its subsidiaries.
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a notice of claim to British Energy Limited and British Energy International Holdings Limited (collectively, BE) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. By agreement of the parties, an arbitrator has been appointed to arbitrate the claims and a schedule has been set for the next steps in the proceeding.

The Consortium served its claim on October 21, 2008, and has amended it as required, most recently on August 7, 2009. BE served its answer and counter-statement on December 22, 2008, most recently amended on July 8, 2009, and the Consortium served its reply and answer to counter-statement on January 22, 2009, most recently amended on August 7, 2009.

The Unit 8 steam generators require on-going monitoring and maintenance as a result of the defect. In addition to the $64,558,200 in damages sought in the notice of claim, the claim seeks an additional $4,900,000 spent on inspection, monitoring and maintenance of Unit 8, and $31,900,000 in costs for future monitoring and maintenance, as well as repair costs and lost revenue due to anticipated unplanned outages as a consequence of the defect in Unit 8. The initial claim had also sought damages for the early replacement of the Unit 8 steam generators due to the defect shortening their useful operating lives. However, recent inspection data and analysis of the condition of the Unit 8 steam generators now indicates that they will continue to function until the end of the Consortium’s lease of the Bruce Power facility in 2018, as was expected at the time the MPA was entered into. The claim for early replacement was thus abandoned via an amendment to the claim on August 7, 2009. The parties have completed the discovery process and the arbitration hearing is currently underway.

In anticipation of this claim, BE issued on February 10, 2006, and then served on Ontario Power Generation Inc. (OPG) and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. Further proceedings in this action are on hold pending completion of the arbitration hearing.

(b)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:
(i)	Guarantees to customers under power sale agreements of up to $35,300,000. At March 31, 2010, Cameco’s actual exposure under these guarantees was $28,300,000.

(ii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000. The fair value of these guarantees is nominal.
(c)	Under a supply contract with the Ontario Power Authority (OPA), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. The agreement remains in effect until the earlier of December 31, 2019 or one year after the shutdown of the BPLP units. During 2010, BPLP recorded $103,000,000 under this agreement which was recognized as revenue with Cameco’s share being $33,000,000.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
14.	Segmented Information
For the three months ended March 31, 2010

		Fuel		Inter-
(thousands)	Uranium	Services	Electricity	Segment	Total

Revenue	$304,687	$60,454	$124,472	$(4,897)	$484,716

Expenses
Products and services sold (i)	166,922	34,541	55,196	(5,126)	251,533
Depreciation, depletion and reclamation	36,113	3,497	13,005	671	53,286
Exploration	15,167	—	—	—	15,167
Other expense	(1,805)	3,607	—	—	1,802
Cigar Lake remediation	2,712	—	—	—	2,712
Loss on sale of assets	234	—	—	—	234
Non-segmented expenses					(6,626)

Earnings (loss) before income taxes and minority interest	85,344	18,809	56,271	(442)	166,608
Income tax expense [note 8]					25,100
Minority interest					(885)

Net earnings from continuing operations					$142,393

(i) Products and services sold excludes depreciation, depletion and reclamation expenses of:	$32,137	$3,497	$13,005	$671	$49,310
For the three months ended March 31, 2009 (Recast)

		Fuel		Inter-
(thousands)	Uranium	Services	Electricity	Segment	Total

Revenue	$335,752	$53,608	$112,148	$(8,511)	$492,997

Expenses
Products and services sold (i)	192,601	41,052	55,035	(4,945)	283,743
Depreciation, depletion and reclamation	27,536	5,161	15,587	361	48,645
Exploration	10,232	—	—	—	10,232
Other expense	2,490	11,285	—	—	13,775
Cigar Lake remediation	5,504	—	—	—	5,504
Gain on sale of assets	(206)	—	—	—	(206)
Non-segmented expenses					73,714

Earnings (loss) before income taxes and minority interest	97,595	(3,890)	41,526	(3,927)	57,590
Income tax recovery [note 8]					(20,591)
Minority interest					(270)

Net earnings from continuing operations					$78,451

(i) Products and services sold excludes depreciation, depletion and reclamation expenses of:	$24,540	$5,161	$15,587	$361	$45,649

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
15.	Related Party Transactions

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Points Athabasca Contracting Ltd. and the president of the company became a member of the board of directors of Cameco during 2009. During 2010, Cameco paid Points Athabasca Contracting Ltd. $3,600,000 (2009 — $13,400,000) for construction and contracting services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $590,000 (2009 — $2,750,000) resulting from these transactions.
16.	Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.